November 11, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Michael Johnson, Staff Attorney

Re:	InfoSpace, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 25, 2008

File No. 000-25131

Definitive Proxy Statement

Filed April 1, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Filed August 6, 2008

Dear Ms. Jacobs and Mr. Johnson:

InfoSpace, Inc. (the “Company”) hereby advises the staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated October 14, 2008 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, its Definitive Proxy Statement filed on April 1, 2008, and its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2008. Our responses to each comment are provided below. For the Staff’s convenience, each comment from the Comment Letter is restated in bold italics prior to our response to such comment.

Annual Report on Form 10-K filed February 25, 2008

Business, page 3

1.	Please tell us what consideration was given to more fully discussing the material terms of your business relationships with Yahoo! and Google in light of the fact that these customers each accounted for more than 10% of your net revenue for fiscal 2007. See Item 101(c)(1)(vii) of Regulation S-K. Further, please provide us with your analysis as to why you are not substantially dependent upon the relationships with Yahoo! and Google for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

We also note that, as discussed in your Form 10-Q for the second quarter, Google and Yahoo! jointly accounted for 95% or more of your online search revenues in both the second and first quarters of 2008 and each accounted for more than 10% of your revenues in the same periods.

We note the Staff’s comments and advise the Staff as to the following with respect to this comment.

Securities and Exchange Commission

November 11, 2008

Google and Yahoo! are two of our customers. Our customers provide us with commercial and algorithmic (non-paid informational) search results that we use in our online search services business. We offer our online search services through our owned Web sites, such as Dogpile.com and WebCrawler.com, or through the Web properties of our distribution partners. Our distribution partners are companies that provide, among other things, online search services to end users.

We utilize our metasearch technology to organize search results that contain content from our customers, and provide such search results to end users of our online search services through our owned Web sites. In addition, we provide our distribution partners with search results that contain content from our customers which has been organized through the utilization of our metasearch technology, and our distribution partners then distribute these search results through their Web properties, including Web sites and downloadable applications. We generate revenues from our customers based on the number of “clicks” on commercial search results that our customers provide that are served either on our own Web sites or our distribution partners’ Web properties in response to a search query from an end user.

When an end user conducts a search query on one of our owned Web sites or one of the Web properties of our distribution partners, we send the query to our various customers using our metasearch technology. The customers then run the query through their own Web search system and provide us with their results based on the query. The customer will provide up to two sets of results for each query: algorithmic non-paid results and advertiser based commercial results. Algorithmic results provide relevant links to web sites based on the customer’s web crawling and indexing technology. Commercial results are those that an advertiser has paid the customer to provide in response to certain queries. When we receive the results from our customers, we use our metasearch technology to sort and combine the results between the commercial and algorithmic results from all customers. During this process, for example, we attempt to remove any duplicative results (i.e., de-duplicate) and to sequence them based on certain specifications, either required under our agreements with our customers, our own specifications or, if they are being provided to our distribution partners, the specifications of such partners. We then serve the results to the end user on one of our own results Web pages or, if the query originated from a distribution partner’s Web property, we serve it on a results Web page we host but with the distribution partner’s “look and feel” or we syndicate it to the distribution partner to serve on its own results Web page. Our customers are an integral part of our business model because we do not create our own results. We generate revenue when the end user clicks on a commercial result provided by our customers.

Each time an end user clicks on a commercial search result served on our own Web sites or our distribution partners’ Web properties, the customer that provided the commercial search result receives a fee from the advertiser who paid for such commercial click, and the customer pays to us a portion of that fee. If the click originated from one of our distribution partners’ Web properties, we share a portion of the fee with such distribution partner. Pursuant to Item 101(c)(1)(vii), the foregoing information regarding our relationships with Google and Yahoo!, and the manner in which we generate revenue from such relationships, has been substantially disclosed in our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Commission on February 25, 2008 (the “Annual Report”), and in subsequent Quarterly Reports on Form 10-Q. In addition, in such reports, we have also disclosed that we derive a significant portion of our revenue from Google and Yahoo!, including the fact that Google and Yahoo!, as our customers, each accounted for more than 10% of our revenue for fiscal 2007, and for the first, second and third quarters of fiscal 2008.

Securities and Exchange Commission

November 11, 2008

We considered, and then determined, to more fully discuss the material terms of our business relationship with Google and Yahoo! because they form an important part of our business by providing us with search results and because of the percentage of our total revenue we generate through our relationships with them. Such discussion is provided in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, which was filed on November 10, 2008 (the “Third Quarter 10-Q”), and in the “Risk Factors” section of our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

For example, in the Risk Factor section of our Third Quarter 10-Q, we discuss the following material terms of our contractual relationships with some of our customers, including Google and Yahoo!, and the risks associated with such contractual relationships. Although the terms of such contracts are not identical for each of our customers, including Google and Yahoo!, the basic rights or obligations, and resultant risks, are similar for both of them:

•

We acquire rights to content from numerous third-party content providers, whom we refer to as customers, and our future success is highly dependent upon our ability to maintain relationships with these customers and enter into new relationships with other customers…. Our principal agreements with [Google and Yahoo!] expire in 2011. If any of our top customers significantly reduces or eliminates the content it provides to us under our existing contracts, or we are unable to renew the contracts on favorable terms, or any of these customers are unwilling to pay us amounts that they owe us, or dispute amounts they owe us or have paid to us, our financial results would materially suffer.

•

If our search distribution partners or we fail to meet the requirements and guidelines promulgated by our customers, we may not be able to continue to use such customers’ content or provide the content to such distribution partners, we may be liable to such customers for certain damages they may suffer, and such customers may terminate their agreements with us. Such requirements and guidelines relate to various matters regarding the use and distribution of the customers’ content, and our customers have modified their requirements and guidelines from time to time, and may do so in the future. Such modifications may restrict or limit our ability to provide content through our Web sites or the Web properties of our distribution partners affected by such modifications, which may have a material and adverse effect on our financial results…. Our agreements with some of our major customers, including Google and Yahoo!, give such customers the ability to terminate their agreements with us immediately in the case of certain breaches, regardless of whether such breaches could be cured…. Additionally, agreements with our customers may be amended from time to time by both parties or may be subject to different interpretation by either party, which may require our use or the rights we grant to our search distribution partners to be modified to comply with such amendments or interpretations…. Also, some of our customers have approval processes with respect to the redistribution of their content by our distribution partners. Some of our distribution partners that redistribute such content have not complied with such approval processes, and we no longer provide the applicable

Securities and Exchange Commission

November 11, 2008

content to such partners or such partners no longer redistribute the content. If our customers impose additional restrictions, some of our distribution partners may be required to change the manner in which such customer’s content is used or distributed or cease using or distributing such customer’s content. If some of our distribution partners are unable to meet the restrictions, we may need to terminate our agreement with such distribution partners or no longer provide the applicable content to such partners. The loss or reduction of content that we can use or make available to our distribution partners, as well as the termination of distribution or customer agreements, as described above, could have a material adverse effect on our financial results.

•

[I]f a customer perceives that the traffic originating from one of our owned Web sites or the Web property of a distribution partner is of poor quality, including, for example, traffic that may be generated through our marketing initiatives or those of our distribution partners, the customer may discount the amount it charged all the advertisers whose paid click advertisements appeared on such Web site or Web property based on the amount of poor quality traffic the customer deems to have been generated, and accordingly may reduce the amount of fees it would have otherwise paid us for all paid clicks originating from such Web site or Web property. The customer may also suspend or terminate our ability to provide its content through such Web sites or Web properties if such activities are not modified to satisfy the customer’s concerns. The payment of fewer fees to us or the inability to provide content through such Web sites or Web properties could have a material negative effect on our financial results.

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Poor quality traffic may be a result of invalid click activity…. When such invalid click activity is detected as coming from one of our distribution partners’ Web properties or our own Web sites, our customers may refund the fees paid by the advertisers for such invalid clicks, which in turn reduces the amount of fees the customer pays us. Also, as discussed above, the customer may discount the amount it charged all the advertisers whose paid-click advertisements appeared on such Web site or Web property based on the amount of poor quality traffic, including invalid click activity, and accordingly reduce the amount of fees it would have otherwise paid us for all paid-clicks originating from such Web site or Web property. Additionally, if we are unable to detect and stop invalid click activity that may originate from our own Web sites or the Web properties of our distribution partners, our customers may impose restrictions on our ability to provide their commercial search results on our own Web sites or to our current and future distribution partners, which could have a material negative impact on our financial results. Although the poor quality traffic may be due to factors other than invalid click activity, if we are unable to resolve or determine what factor may be creating the poor quality traffic, we may terminate our agreement with such distribution partner or stop providing content to such distribution partner from the customer that notified us of such traffic in an attempt to maintain the confidence of our customer and their advertisers in the overall quality of our traffic.

Securities and Exchange Commission

November 11, 2008

•

If there were a determination that we had violated third-party rights or applicable law, we could incur substantial monetary liability, be required to enter into costly royalty or licensing arrangements (if available), or be required to change our business practices. We may also have obligations to indemnify and hold harmless certain of our customers or distribution partners for damages they suffer for such violations under our contracts with them…. As a result, these claims could result in material harm to our business.

•

We obtain content and commerce information from third parties. When we distribute this information, we may be liable for the data that is contained in that content. This could subject us to legal liability for such things as defamation, negligence, intellectual property infringement, violation of privacy or publicity rights and product or service liability, among others…. Although the agreements by which we obtain content contain indemnity provisions, these provisions may not cover a particular claim or type of claim or the party giving the indemnity may not have the financial resources to cover the claim. Our insurance coverage may be inadequate to cover fully the amounts or types of claims that might be made against us. Any liability that we incur as a result of content we receive from third parties could harm our financial results.

As noted above, we considered, and then determined, to more fully discuss the material terms of our relationship with Google and Yahoo! because they form an important part of our business by providing us with content and because of the percentage of our total revenue we generate through our relationships with them. Although Google and Yahoo! jointly accounted for 95% or more of our online search revenues in each completed quarter of 2008, and each accounted for more than 10% of our revenues in the same periods, we determined that we are not substantially dependent on either customer taken individually for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K because of various factors discussed below.

The revenue we generate from these customers is based on the number of commercial results that end users click to each customer’s advertisers. We determine the placement of each customer’s commercial results on our Web page, or the Web pages of our distribution partners, based the sorting algorithm of our metasearch technology. The algorithmic logic used to sort commercial results includes an assessment of relevancy to the end user’s query, the requirements of our contracts with our customers, and de-duplication.

Users of our Web sites, or the sites of our distribution partners, tend to disproportionately click on commercial results at the top of the Web page. For example, a sample of our owned Web site pages in the month of September 2008 shows that 63% of total clicks on commercial results is generated from the three commercial results positioned at the top of the Web page. Therefore, the revenue generated from any one customer is greatly influenced by the relative position of commercial results from a customer on a Web page.

The commercial results we receive from customers are sorted with the top paying advertiser links in higher order. Further, we de-duplicate commercial results from repeated advertisers. Therefore, the commercial result that we sort to the top of the page may result in our removing a commercial result from the same advertiser through a different customer. As a result of this de-duplication, revenue generated from any one customer is further influenced by the relative position on our Web pages that these commercial results would appear.

Securities and Exchange Commission

November 11, 2008

If we lose any one of these two customers, our metasearch technology would adjust the order of commercial results on our owned Web pages and on the search results that we provide to distribution partners based on content that we receive from the remaining customers. Since the ordering of commercial results on a Web page has a significant influence on the revenue we receive from a customer, it is difficult to calculate how much of an impact we would suffer as a result of the loss of either of our two major customers. For example, if we lose the commercial results we receive from Google, the commercial results we receive from Yahoo! and other customers would move to a higher position on the results Web page. We expect that this would increase revenue from Yahoo! and other customers by 1) increasing the number of clicks on commercial results from Yahoo!’s and the other customers’ advertisers and 2) eliminating the de-duplication of Yahoo!’s and the other customers’ top paying advertisers.

Intellectual Property, page 5

2.	You indicate that your success depends significantly upon your technology and intellectual property rights. To the extent that you are significantly dependent on one or more of your patents, you should discuss the duration of these current patents. See Item 101(c)(1)(iv) of Regulation S-K.

We note the Staff’s comments and advise the Staff that, although we hold several patents, we are not significantly dependent on any of them, and that such patents and patent rights are not a significant part of the Company’s intellectual property strategy or business strategy.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.	You indicate that since the sale of your mobile and directory businesses your revenues have been derived exclusively from online search products and services. The “Overview” section of your next quarterly report, and subsequent filings thereafter, should identify and disclose the known trends, events, demands, commitments and uncertainties associated with focusing solely on your online search business, including uncertainties in connection with reducing the size of your business and changing your business model with corresponding effects regarding competition, consumer adoption and demand for your products and services. Refer to Release No. 33-8350.

We note the Staff’s comments and advise the Staff that, in response to its comments, we have added the following disclosure to the “Overview” section of MD&A in our Third Quarter 10-Q, and will continue to include such disclosure in subsequent filings:

We generate revenues from our Web search services when an end user of our services clicks on a paid search link displayed on our owned Web site or displayed on a distribution partner’s Web property. We receive content for our search services from certain content providers, whom we refer to as our customers. Revenue from Google and Yahoo! jointly account for over 95% of our total revenue for the three and nine month periods ended September 30, 2008, and we expect this

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November 11, 2008

concentration to continue in the foreseeable future. As such, if either of these customers reduce or eliminate the content it provides to us or our distribution partners, or if either of these customers were unwilling to pay us amounts that they owe us, our financial results may materially suffer. Our principle agreements with these customers expire in 2011.

In addition to revenues from search services, we earn service revenue from certain distribution partners, such as a fixed monthly fee in exchange for portal infrastructure services.

Our ability to grow our online search services revenue on our owned Web sites relies on growth in the volume of paid clicks, the fees advertisers pay our customers for these paid clicks, and the percentage of these fees our customers share with us. In recent periods, on our owned Web sites, we have experienced an increase in paid clicks, primarily driven by our marketing initiatives, partially offset by lower average fees per paid click from our customers.

Similar to our owned Web sites, revenues from distribution partners are dependent upon growth in the volume of paid clicks, the fees advertisers pay our customers for these paid clicks, and the percentage of these fees our customers share with us. We have experienced steady growth in revenues from our search services offered through the Web properties of distribution partners, which has been primarily attributable to growth in paid click volumes from new distribution partners’ Web properties in the United States. This growth has been partially offset by reductions in the average fees that our customers share with us. In recent periods, our customers’ process of measuring the quality of paid clicks and adjusting the fees paid to us has adversely affected revenues from certain of our distribution partners. In an effort to drive quality traffic to our customers, we continue to invest in product development to expand our online search services offered to our distribution partners.

Engineering, operations and product management personnel remain paramount to our ability to deliver high quality online search services as well as enhance our current technology and grow our product offerings. As such, we expect to continue to invest in our workforce and increase our research and development operations in India. Additionally, we may utilize our cash and short-term and long-term available-for-sale investments to acquire businesses and other assets that will enhance our current technologies and extend our product offerings.

We believe that this disclosure provides investors with material information related to our online search business, and that, together with the other information that we have historically included in the “Overview” section of MD&A, provides an appropriate and balanced framework for the remainder of MD&A.

Securities and Exchange Commission

November 11, 2008

Definitive Proxy Statement

4.	We are unable to locate your Compensation Committee Interlock discussion as required by Item 407(e)(4) of Regulation S-K. Please advise.

We note the Staff’s comments and advise the Staff that the Company did not have any Compensation Committee interlocks to discuss in our Definitive Proxy Statement filed April 1, 2008 (the “Definitive Proxy Statement”). Additionally, other information required under Item 407(e)(4) of Regulation S-K was discussed in other sections of the Definitive Proxy Statement, specifically in the sections entitled “Compensation Committee Report” and “Board Meetings and Committees; Corporate Governance Matters,” and we were attempting to avoid duplicative discussion of matters covered by Item 407(e)(4) of Regulation S-K. In light of the Staff’s comment, we will specifically insert a section entitled “Compensation Committee Interlocks and Insider Participation” in future definitive proxy statements.

In connection with the foregoing responses to the Staff’s Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted,

INFOSPACE, INC.

/s/ Alejandro C. Torres
Alejandro C. Torres
General Counsel and Secretary